HESKETT & HESKETT

ATTORNEYS AT LAW

2401 NOWATA PLACE, SUITE A

BARTLESVILLE, OKLAHOMA 74003

JOHN HESKETT	TELEPHONE (918) 336-1773
JACK HESKETT (1932 - 2005)	FACSIMILE (918) 336-3152
BILL HESKETT (1933 - 1993)	EMAIL: INFO@HESKLAW.COM

September 3, 2020

Division of Corporate Finance

Office of Technology

United States Securities

and Exchange Commission

Re:Farmhouse, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 6, 2020

File No. 333-238326

Dear Ms. Mills-Apenteng:

I am counsel for Farmhouse, Inc. and am in receipt of your letter dated August 18, 2020, regarding the referenced filings. The Company’s first response is in relation to the August 18 letter and those that follow are a restatement of our August 13, 2020 letter with responses to your questions as follows:

August 18, 2020 comment response:

Response: We have amended the financial statements by bring the reporting period forward to June 30, 2020.

Registration Statement Cover Page, page 1

1.Please check the box to indicate that you are a smaller reporting company.

Response: We have checked the appropriate box on page 2.

Prospectus Cover, Page 3

2. You disclose on the cover page that the selling stockholders intend to sell their shares at prevailing market prices or at privately negotiated prices.  On page 26, however, you state that until a public market is established for your common stock, the selling stockholders will be offering their shares at the offering price of $0.75.  Because there is currently no public market for your shares, the selling shareholders must sell your shares at a fixed price.  Please disclose that price on the cover page and in the Plan of Distribution section.

Response: We have corrected this inconsistency which now reflects that Farmhouse Inc. has been traded on the Pink tier of the OTC Market.

3.Since you disclose that you have no warrants outstanding, please remove your references on the prospectus cover page to warrants and the receipt of proceeds from any cash exercise of warrants.

Response: The reference to warrants has been removed from page 4.

About this Prospectus, page 6.

4.On the cover page, you state that the selling shareholders are offering for resale shares of your common stock that were initially purchased from you in private placement transactions.  However, in this section you state that "the selling stockholder may, from time to time, sell up to 5,454,689 shares of our common stock that it may purchase from us from time to time at our sole discretion in the future pursuant to the Purchase Agreement."  Please clarify how the selling shareholders received their shares, including whether the shares are currently outstanding and held by the selling shareholders.  As appropriate, file the Purchase Agreement as an exhibit.

Response: We have corrected this statement to property state that the source and method of transfer of the shares held by the selling stockholders.

Revenues, page 10

5.You disclose in this section that you generated revenue in the fiscal years ended December 31, 2018 and December 31, 2019 from subscription fees related to your WeedClub®portal.  You disclose on page 34, however, that membership in the WeedClub® platform is free.  Please disclose the nature and amount of subscription fees you derived from the WeedClub® platform in all the periods covered by the financial statements.

Response: We have disclosed the relevant information pertaining to subscription fees on page 10 and page 11.

Risk Factors, page 14

6.We note the statement that "Additional risks and uncertainties not currently known to us or that we presently deem to be immaterial may also materially and adversely affect" your business. Please delete or revise this statement as your risk factor section should address current and known material risks.

Response: We have removed these statements, as they are addressed elsewhere in the Risk Factors.

Risks Relating to Use of New Technology, page 20

7.We note the references in this section to blockchain-based technology.  Please revise your summary and business disclosure to discuss your plans to utilize such technology.

Response: We have revised the summary to not include a discussion on the term blockchain-based technology, as that technology is not utilized in Farmhouse’s plan and current technology.

"Due to our connection to the cannabis industry...", page 22

8.You state in this risk factor that your common stock is quoted on the OTCQB.  In other sections of the prospectus, you state that your shares are quoted on the OTC Market. It appears your stock is quoted on the OTC Pink.  Please revise disclosure throughout your prospectus to state clearly that your shares are currently quoted on the Pink tier of the OTC Market

Response: We have corrected these inconsistencies to reflect Farmhouse, Inc. is traded on the Pink tier of the OTC Market on page 23 and page 27.

Selling Stockholders, page 26

9.You disclose in this section that the selling shareholders are offering 5,478,439 shares of your common stock.  On the cover page, however, you state that they are offering 5,454,689 shares.  Please revise.

Response: We have corrected this inconsistency to reflect the proper amount of 5,454,686 on page 27.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

10.Please revise your disclosure to discuss the components of your revenue and expenses for the financial periods presented and the reasons for the change in revenue and expenses for comparable periods.  In this regard, we note the disclosure on page 10 that you derive revenue from four sources: subscription fees related to the WeedClub portal, affiliate advertising revenues, event ticket sales and sponsorships, and referral fees and revenue. Refer to Item 303(a)(3) of Regulation S-K.  Also, disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources.  If it is less than 12 months, disclose the minimum additional dollar amount you will require to fund your business activities for the next 12 months.

Response: We have added the relevant information requested regarding revenues and expenses for the financial periods on page 46 and page 47.

Executive Compensation, page 47

11.Please disclose if Mr. Bostick earned any fees or other compensation as a result of his role as a director.  Refer to Item 403(r) of Regulation S-K.

Response: We have Corrected Mr. Bostick’s management information to reflect that he receives no fees or compensation from his role as director of Farmhouse Inc on page 49.

Market for Common Equity and Related Stockholder Matters, page 48

12.Please provide the market information required by Item 201(a) of Regulation S-K.  Refer to Item 11(d) of Form S-1.

Response: We have provided the information required under 201(a) on page 51.

Incorporation of Certain Information by Reference, page 49

13.You are currently ineligible to incorporate information by reference into the Form S-1. Refer to General Instruction VII to Form S-1.  Accordingly, please remove this section from the prospectus.

Response: We have removed all information provided under Item 12.

Signatures, page 56

14.Your registration statement must be signed by your principal financial officer as well as your controller or principal accounting officer.  Please have your controller or principal accounting officer sign your next amendment or indicate who is signing in that capacity.

Response: We have corrected the signature page to show Kevin Asher as the CFO as well as the Principle Finance Officer on page 60.

Consolidated Balance Sheets for Fiscal Years Ended December 31, 2019, page 61

15.We note your intangible asset balances.  Please revise to disclose the following, if material.

a.Present separately your intangible assets balance from your goodwill balance on the face of your balance sheet for each period presented.

b.Present the gross carrying amount and accumulated amortization, both in total and by major intangible asset class, for your intangible assets balance as of each period presented.  Refer to ASC 350-30-50-2.

c.Provide the useful lives of each major intangible asset class used to determine to amortization expense.

d.Show changes in the carrying amount of goodwill (e.g. a rollforward of the balance) for each period presented.  Refer to ASC 350-20-50-1.

Response: We have corrected the appropriate balance sheets and added the necessary information required.

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page 69

16.For each revenue category, please revise to clarify and explain in greater detail your performance obligations under your agreements, including judgments made concerning the timing of satisfaction and in the allocation of the transaction price, if any. Refer to ASC 606-10-50-12 and 606-10-50-17.  For example, for referral fees, it appears that you recognize revenue when the "referee" and "potential target" consummate a business transaction.  Accordingly, please describe your contractual performance obligations when you refer your customer and what a consummated business transaction entail.

Response: We have included the relevant information requested regarding the source of revenues and relationships of the parties for the transactions described on page 73.

General

17.Please revise to include page numbers for all pages in your registration statement, in particular the financial statements and related notes for the periods presented.  In addition, revise the enumeration on the table of contents page to identify the pages on which the information appears.

Response: We have made this correction to include page numbers through to the end of the document.

18.The prospectus does not include the information required by Items 403 and 404 of Regulation S-K.  Please revise to provide this information. Refer to Item 11 of Form S-1.

Response: We have added the Security Ownership of Certain Beneficial Owners and Management table and filled in the necessary information for that table on page 50.

Finally, as requested, the Company acknowledges that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The foregoing information is deemed to be Company’s complete response to your inquiries of July 31, 2020.  In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ John Heskett

John Heskett

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